September 20, 2019

R. Scott Meyers
Chief Financial Officer
PDC Energy, Inc.
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

       Re: PDC Energy, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           Form 8-K Filed August 8, 2019
           File No. 001-37419

Dear Mr. Meyers:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed August 8, 2019

Exhibit 99.1
Non-GAAP Financial Measures, page 6

1. Revise your presentation of the non-GAAP measure adjusted diluted earnings per share to provide a reconciliation to earnings per share, the most directly comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation
      S-K and, for additional guidance, question 102.05 of the Compliance & Disclosure
      Interpretations for Non-GAAP Financial Measures. As part of your revised disclosure, explain how your calculations of adjusted diluted earnings per share consider anti-dilutive shares excluded from GAAP net loss per share.
2. Revise to provide a reconciliation of the non-GAAP measure free cash flow to the most directly comparable GAAP basis measure and disclose the reasons why the presentation of free cash flow provides useful information to investors. Refer to Items 10(e)(1)(i)(B)
 R. Scott Meyers
PDC Energy, Inc.
September 20, 2019
Page 2
         and (C) of Regulation S-K. To the extent applicable, tell us how you considered question
         102.10 of the Compliance & Disclosure Interpretations for Non-GAAP Financial
         Measures regarding forward-looking non-GAAP measures.
3. The non-GAAP measures adjusted net income, adjusted diluted earnings per share, and adjusted EBITDAX appear to include the gain recognized on the sale of properties and equipment. Clarify the reasons why your non-GAAP measures provide useful information (e.g., to help investors more meaningfully evaluate and compare future results of operations to previously reported results of operations) and explain to us why the calculations of these measures do not adjust for the gain from the sale of properties and equipment. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeannette Wong, Staff Accountant, at 202-551-2137 if you have questions regarding comments on the financial statements and related matters. Please contact
Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 with any other questions.



FirstName LastNameR. Scott Meyers                            Sincerely,
Comapany NamePDC Energy, Inc.
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September 20, 2019 Page 2                                    Office of Natural
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